Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5 For more information, please see Kinross’ 2015 third-quarter Financial Statements and MD&A at www.kinross.com

NEWS RELEASE

Kinross reports 2015 third-quarter results

Cost of sales per ounce declines to lowest level since Q1 2012

Company explores two-phased Tasiast expansion, provides

La Coipa pre-feasibility study results

Toronto, Ontario – November 10, 2015 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the third quarter ended September 30, 2015.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 19 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2015 third quarter highlights:

•	Production[1]: 680,679 gold equivalent ounces (Au eq. oz.), compared with 693,818 ounces in Q3 2014.

•	Revenue: $809.4 million, compared with $945.7 million in Q3 2014.

•	Production cost of sales[2]: $668 per Au eq. oz., compared with $698 in Q3 2014.

•	All-in sustaining cost[2]: $941 per Au eq. oz. sold, compared with $919 in Q3 2014. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $936 in Q3 2015, compared with $911 in Q3 2014.

•	Adjusted operating cash flow[2]: $206.6 million, or $0.18 per share, compared with $324.1 million, or $0.28 per share, in Q3 2014.

•	Adjusted net earnings/loss[2,3]: Loss of $23.9 million, or $0.02 per share, compared with adjusted earnings of $70.1 million, or $0.06 per share, in Q3 2014.

•	Reported net earnings/loss[3]: Loss of $52.7 million, or $0.05 per share, compared with a loss of $4.3 million, or $0.00 per share, in Q3 2014.

•	Balance sheet strength: Reduced net debt[4] to $949.2 million, repaid the remaining balance on the Kupol loan and ended the quarter with cash and cash equivalents of $1,024.8 million.

•	Outlook: Kinross expects to be within its updated 2015 guidance range for production (2.5-2.6 million Au eq. oz.), all-in sustaining cost ($975-$1,025 per Au eq. oz.) and cost of sales ($690-$730 per Au eq. oz.). The Company expects to be below its updated capital expenditure guidance ($650 million) and below its overhead guidance ($205 million), which excludes one-time restructuring charges.

•	Tasiast expansion update: Kinross is completing early-stage engineering work on a potential two-phased expansion that would add incremental grinding capacity to Tasiast’s existing comminution circuit. A feasibility study of the initial Phase One expansion, which would increase mill throughput capacity from the current 8,000 t/d to 12,000 t/d, is expected to be completed in Q1 2016. Phase Two could further increase throughput capacity up to as much as 38,000 t/d.

•	La Coipa pre-feasibility study (PFS) update: Results of the La Coipa PFS study estimate production of approximately 1.03 million Au eq. oz., average cost of sales per Au eq. oz. of $674 and average all-in cost per Au eq. oz.[5] of $767. The project is expected to generate a 20% IRR at a gold price of $1,200/oz.

•	Comprehensive spending review: As part of the Company’s cost reduction efforts, Kinross has reduced corporate headcount costs by 23% and is closing its Denver office. This headcount reduction is in addition to the departure of 222 Tasiast employees in September. The combined annual savings from the corporate and Tasiast reductions are expected to be approximately $30 million.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 14 to 18 of this news release.

3 Net earnings/loss figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

4 “Net Debt” is defined as short- and long-term debt less cash and cash equivalents and restricted cash.

5 All-in cost includes operating costs, sustaining capital, and post-start-up capitalized stripping and does not include an estimated initial capital expenditures of $94 million and estimated pre-stripping of $105 million, and any exploration, income taxes, non-cash items related to reclamation or allocation of regional or corporate overhead costs. This differs from the World Gold Council definition of all-in cost.

p. 1 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, CEO, made the following comments in relation to 2015 third quarter results:

“Cost reduction continued to be a key focus in Q3 as Kinross achieved its lowest cost of sales per ounce on a company-wide basis in 3.5 years. Strong operational performance from Fort Knox, Paracatu and Kupol, together with benefits from foreign exchange rates and lower oil prices, contributed to the cost reduction.

Kinross is keenly aware of the need to remain proactive in the current gold price environment and in recent months we have taken decisive action to reduce headcount at the corporate level, and at our Tasiast mine. The reductions are expected to result in a combined annualized savings of approximately $30 million. Driving down costs, preserving balance sheet strength and advancing growth opportunities will continue to be priorities going forward.”

“It is with these three priorities in mind that we continue to explore financially prudent alternatives to realizing Tasiast’s significant growth potential. We are encouraged by the early-stage engineering work completed to date on a potential two-phased expansion which would optimize the current operation in the near term while reducing the overall capital cost of a larger expansion. During the quarter, Kinross also completed a pre-feasibility study for La Coipa, and based on the promising results, plans to move forward with additional study work.”

Financial results

Summary of financial and operating results

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions, except ounces, per share amounts, and per ounce amounts)	2015	2014	2015	2014
Operating Highlights from Continuing Operations
Total gold equivalent ounces(a)
Produced(c)	687,077	701,088	1,990,734	2,059,398
Sold(c)	721,927	746,425	1,996,827	2,084,668

Attributable gold equivalent ounces(a)
Produced(c)	680,679	693,818	1,970,937	2,038,339
Sold(c)	715,648	739,095	1,976,459	2,063,860

Financial Highlights from Continuing Operations
Metal sales	$809.4	$945.7	$2,346.0	$2,675.0
Production cost of sales	$482.3	$520.1	$1,395.4	$1,502.0
Depreciation, depletion and amortization	$239.8	$233.8	$662.7	$645.5
Impairment charges	$-	$-	$24.5	$-
Operating earnings (loss)	$(0.3)	$112.6	$(25.6)	$274.2
Net earnings (loss) attributable to common shareholders	$(52.7)	$(4.3)	$(142.6)	$73.5
Basic earnings (loss) per share attributable to common shareholders	$(0.05)	$-	$(0.12)	$0.06
Diluted earnings (loss) per share attributable to common shareholders	$(0.05)	$-	$(0.12)	$0.06
Adjusted net earnings (loss) attributable to common shareholders(b)	$(23.9)	$70.1	$(22.2)	$137.1
Adjusted net earnings (loss) per share(b)	$(0.02)	$0.06	$(0.02)	$0.12
Net cash flow provided from operating activities	$232.1	$304.5	$649.4	$678.9
Adjusted operating cash flow(b)	$206.6	$324.1	$582.8	$806.6
Adjusted operating cash flow per share(b)	$0.18	$0.28	$0.51	$0.70
Average realized gold price per ounce	$1,122	$1,268	$1,175	$1,283
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$668	$697	$699	$720
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$668	$698	$699	$722
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$655	$685	$686	$706
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$936	$911	$965	$954
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$941	$919	$970	$963
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$998	$982	$1,044	$1,043
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,000	$989	$1,047	$1,050

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 14 to 18 of this news release.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2015 was 75.40:1, compared with 64.89:1 for the third quarter of 2014 and for the first nine months of 2015 was 73.66:1, compared with 64.54:1 for the first nine months of 2014.

p. 2 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on third-quarter 2015 gold equivalent production from continuing operations. Production and cost measures are on an attributable basis:

Production: Kinross produced 680,679 attributable Au eq. oz. in Q3 2015, a slight decrease compared with Q3 2014, due mainly to lower production at Maricunga as a result of heavy rains in March, which impacted the tonnes of ore placed on the heap leach pads, and at Chirano and Kettle River-Buckhorn, due to an expected decline in grades. The decrease was partially offset by increased production at Fort Knox and the combined Kupol-Dvoinoye operation, due to higher mill grades, and at Round Mountain, due to improved heap leach performance and higher mill recoveries.

Production cost of sales: Production cost of sales per Au eq. oz.2 decreased to $668 for Q3 2015, compared with $698 for Q3 2014, mainly as a result of lower energy costs, favourable foreign exchange rates and strong operational performance from a number of mine sites. This represents the lowest cost of sales per ounce since Q1 2012.

Production cost of sales per Au oz. on a by-product basis 2 was $655 in Q3 2015, compared with $685 in Q3 2014, based on Q3 2015 attributable gold sales of 695,715 ounces and attributable silver sales of 1,502,854 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 was $941 in Q3 2015, compared with $919 in Q3 2014, primarily due to higher capital expenditures and fewer attributable gold ounces sold, partially offset by lower energy costs and favourable foreign exchange rates. All-in sustaining cost per Au oz. sold on a by-product basis2 was $936 in Q3 2015, compared with $911 in Q3 2014.

Revenue: Revenue from metal sales was $809.4 million in Q3 2015, compared with $945.7 million during the same period in 2014, due to a lower average realized gold price and lower gold equivalent ounces sold.

Average realized gold price: The average realized gold price in Q3 2015 declined to $1,122 per ounce, compared with $1,268 per ounce in Q3 2014.

Margins: Kinross’ attributable margin per Au eq. oz. sold6 was $454 per Au eq. oz. for Q3 2015, compared with a Q3 2014 margin of $570 per Au eq. oz.

Operating cash flow: Adjusted operating cash flow2 was $206.6 million for Q3 2015, or $0.18 per share, compared with $324.1 million, or $0.28 per share, for Q3 2014.

Earnings/loss: Adjusted net loss2,3 was $23.9 million, or $0.02 per share, for Q3 2015, compared with adjusted net earnings of $70.1 million, or $0.06 per share, for Q3 2014.

Reported net loss3 was $52.7 million, or $0.05 per share, compared with reported net loss of $4.3 million, or $0.00 per share, for Q3 2014. Reported net loss was due mainly to lower margins as a result of a lower average gold price.

Capital expenditures: Capital expenditures increased to $171.3 million for Q3 2015, compared with $153.5 million for the same period last year, primarily due to planned increased stripping at Fort Knox.

Balance sheet strength

As of September 30, 2015, Kinross had cash and cash equivalents of $1,024.8 million, excluding restricted cash, an increase of $41.3 million since December 31, 2014. The Company has available credit of $1,506.0 million.

In Q3, Kinross repaid the remaining $50 million balance on the Kupol loan and as of September 30, 2015, Kinross’ net debt4 was $949.2 million, a reduction of $11.0 million during the quarter and $84.1 million since December 31, 2014.

6 Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 3 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other than $250 million in senior notes, which are scheduled to be repaid by September 2016, Kinross has no debt maturities until 2019.

Operating results

Mine-by-mine summaries for 2015 third-quarter operating results may be found on pages nine and 13 of this news release. Highlights include the following:

Americas

Round Mountain performed well during the quarter, achieving its best quarter of production in six years and its lowest cost of sales per ounce since Q3 2012. The mine has continued to benefit from a continuous improvement initiative to improve heap leach performance, with production increasing year-over-year and quarter-over-quarter. Cost of sales per ounce decreased compared with Q3 2014 due mainly to higher mill recoveries and ounces recovered from the heap leach pads, largely as a result of improved solutions management, a new pH enhancement system and improvements made to optimize the ADR (Adsorption, Desorption, and Recovery) facility. Cost of sales per ounce decreased compared with Q2 2015 due mainly to higher production and grades.

At Fort Knox, production increased compared with the same period last year primarily due to higher mill grades, and was fairly consistent with the previous quarter. Cost of sales per ounce decreased by $247 per Au eq. oz., or 31%, compared with Q3 2014, and reached its lowest level in two years, mainly as a result of lower power costs and higher production.

At Kettle River-Buckhorn, production decreased compared with Q3 2014 and Q2 2015 mainly as a result of anticipated lower grades. Cost of sales per ounce was consistent with Q2 2015, but was higher compared with Q3 2014 due to lower production and higher milling costs associated with the processing of lower grades.

At Maricunga, performance was better than expected following the nine-week suspension of mining and crushing due to heavy rains in late March, which was anticipated to impact heap leach performance in Q3 2015. Production increased compared to the previous quarter as there was less impact on the site from the heavy rains in March. Production cost of sales per ounce decreased compared with Q2 2015 mainly as a result of higher production.

At Paracatu, production increased compared with the previous quarter due mainly to higher mill grades and increased recovery as mining transitioned to other areas of the pit with more favourable metallurgical characteristics. Production was slightly lower compared with the previous year due mainly to lower mill throughput, grades and recoveries. Paracatu achieved its lowest production cost of sales per ounce since Q4 2011. Cost of sales per ounce decreased compared with Q2 2015 as a result of higher production and grades, and also decreased compared with the previous year as a result of lower power and input costs, and a favourable foreign exchange rate.

Due to the continuing lack of rainfall in southcentral Brazil, Paracatu temporarily suspended operation of its Plant 1 facility and one ball mill in Plant 2 on November 5, 2015. Plant 1 will remain suspended until the water balance rises sufficiently to allow for production to restart. Plant 2 will be operating at a reduced tonnage rate, with operation of the SAG mill and three remaining ball mills contingent on adequate water levels. Planned maintenance work on the mills has been brought forward while the mills are not in operation. Mining operations will continue as normal and ore will be stockpiled in the pit.

The temporary curtailment is expected to reduce production by a minimum of 22,000 Au oz. in 2015. The maximum impact, should the site receive no rainfall for the remainder of the year, is forecast to be 83,000 Au oz. The length and extent of the temporary curtailment is dependent on rainfall, however, the reduction is not expected to impact the Company’s updated annual production, cost of sales and all-in sustaining cost guidance.

p. 4 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

As a result of the current water scarcity, Paracatu’s new Santo Antonio tailings reprocessing project has been temporarily suspended until water levels recover. The project, which is now at its commissioning stage, remains on budget, with an estimated capital cost of $20 million.

Russia

Third quarter production at the combined Kupol and Dvoinoye operation was fairly consistent with the previous quarter, and higher year-over-year due mainly to the increased proportion of higher grade Dvoinoye ore processed through the Kupol mill. Approximately 87,200 Au eq. oz. were produced from processing Dvoinoye ore in Q3 2015. Production cost of sales per ounce at the combined operation was at its lowest level since Dvoinoye started production in October 2013. Cost of sales per ounce decreased compared with Q2 2015 mainly as a result of higher gold equivalent ounces sold due to timing of shipments, and was lower compared with Q3 2014 mainly due to higher grades and favourable foreign exchange rates.

West Africa

At Tasiast, production decreased compared with Q2 2015 and Q3 2014 due mainly to the wind-down of the dump leach. Production cost of sales per ounce was in line with the previous quarter, but increased year-over-year as a result of the lower production from the dump leach.

As part of the Company’s ongoing efforts to reduce costs at Tasiast, in September, headcount was reduced by 222 employees for an expected annualized savings of approximately $10 million.

At Chirano, production decreased quarter-over-quarter and year-over-year as a result of anticipated lower grades due mainly to a declining contribution from the higher grade Akwaaba underground deposit. Production cost of sales per ounce increased as a result of lower production and increased power costs compared with Q2 2015 and Q3 2014.

Work continued to extend Chirano’s estimated mine life by one year to 2020, as development of the decline at the Akoti deposit advanced in the third quarter, with 250 metres of the main decline developed by quarter end. Kinross expects to mine additional underground ounces at two known mineral deposits, Paboase and Akoti, with Akoti expected to start producing ore in the second half of 2016.

Tasiast expansion update

Following the deferral of a previously studied 38,000 t/d mill expansion in Q1 2015, Kinross has continued to explore financially prudent alternatives to realizing Tasiast’s significant growth potential in the current gold price environment. The Company is completing early-stage engineering on an alternative two-phased expansion concept. Phase One would add incremental grinding capacity to the operation’s existing comminution circuit. Based on work to date, this phased approach would have the benefit of both leveraging existing mill infrastructure to optimize the current operation in the near term, and significantly lowering overall capital costs compared to the 2014 feasibility study estimate of $1.6 billion.

Phase One of a potential expansion contemplates the installation of an oversized semi-autogenous grinding (SAG) mill and gyratory crusher, and is expected to increase mill throughput capacity from the current 8,000 t/d to 12,000 t/d. Once commissioned, the additional crushing and grinding capacity is expected to enhance processing of the harder, higher grade West Branch ore and, by extension, improve Tasiast’s production and operating costs. Phase Two of the potential expansion could further increase throughput capacity up to as much as 38,000 t/d with the installation of additional milling, leaching, thickening and refinery capacity.

Highlights of the early-stage engineering work completed to date on the 12,000 t/d Phase One concept include the following estimates:

p. 5 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operational Metric	Estimates
Average annual production – first two years	368,000 Au eq. oz.
Cash cost per ounce – first two years	$575 per Au eq. oz.
All-in cost per ounce* – first two years	$725 per Au eq. oz.
Initial capital	$290 million
Construction period	Two years

Assumes an oil price of $65/barrel

*All-in cost includes operating costs, royalties, sustaining capital, and does not include estimated initial capital expenditures of $290 million and pre-stripping of $483 million during the two-year construction period and first two years of operation, and any exploration, income taxes and non-cash items related to reclamation or allocation of regional or corporate overhead costs. This differs from the World Gold Council definition of all-in cost.

The initial capital expenditure estimate of $290 million for Phase One of the potential expansion is comprised of the installation of an oversized SAG mill, gyratory crusher and three leach tanks, as well as improvements to other components of the processing circuit.

Forecast Phase One expansion cost	Estimates ($ millions)
Direct cost (including freight)	$180
Indirect and owner’s cost	$80
Contingency	$30

A feasibility study of the initial Phase One 12,000 t/d concept with the new SAG mill is expected to be completed in Q1 2016, at which time further details regarding project economics and Phase Two of a potential expansion would be released. Any potential go-forward decision will depend on a range of factors, including the gold price environment and projections, expected economic returns and various technical and other considerations.

La Coipa update7

The La Coipa pre-feasibility study (PFS) was completed during Q3 2015 as scheduled. The PFS was based on plans to leverage existing infrastructure at La Coipa and to blend and process higher grade material from the recently delineated Phase 7 deposit mineralization with oxide/transition material from the existing Puren deposit. The PFS assumed a $1,200 per ounce gold price and $17.00 per ounce silver price for overall project economics.

The study estimates total life of mine production of approximately 1.03 million Au eq. oz., with estimated cost of sales per Au eq. oz. of $674 and an estimated all-in cost of sales per Au eq. oz. of $767 during the expected 5.5 year mine life, following receipt of permits and commencement of stripping. Ore processing is expected to commence 1.5 years after pre-stripping has been initiated and continue for four years.

The initial capital cost is expected to be approximately $94 million, which includes plant refurbishment, and roads and tailings upgrades. Pre-stripping is expected to be $105 million. In addition, life of mine sustaining capital is expected to be $96 million.

The PFS indicated an estimated total project IRR of approximately 20% and an estimated NPV of approximately $120 million.

7 Summary results are shown on a 100% basis, however, Kinross has a 75% interest in Phase 7 and a 65% interest in Puren.

p. 6 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Summary of La Coipa PFS estimates[7]
Operational Metric	Life of Mine Estimates (100% basis)
Life of mine	5.5 years
Total ounces recovered	1.03 million Au eq. oz.
Average annual production	207,000 Au eq. oz. per year
Average cost of sales	$674 per Au eq. oz.
Average all-in cost**	$767 per Au eq. oz.
Average mill throughput	13,000 tonnes per day
Average mining rate	80,000 tonnes per day
Average gold recovery	76%
Average silver recovery	59%
Average gold grade	1.69 g/t
Average silver grade	61.5 g/t
Strip ratio (waste:ore)	5.0
Initial Capital	$94 million
Pre-Stripping	$105 million
Sustaining Capital	$96 million
IRR (after tax)	20%
NPV	$120 million
Key Assumptions: Gold price Silver price Oil price Chilean Peso Discount rate	$1,200/oz. $17.00/oz. $65/barrel 600 to the US dollar 5%

**All-in cost includes operating costs, sustaining capital, and post start-up capitalized stripping and does not include estimated initial capital expenditures of $94 million and estimated pre-stripping of $105 million, and any exploration, income taxes and non-cash items related to reclamation or allocation of regional or corporate overhead costs. This differs from the World Gold Council definition of all-in cost.

Gold Price Sensitivity Estimates
	$1,100	$1,200	$1,300
IRR	15%	20%	26%

The Company continues to proceed with permitting, which includes preparing a response to the relevant agencies’ review and request for further information after submission of a DIA (Declaration of Impact to Environment) permit earlier this year. In the meantime, the Company intends to complete further studies to assess potential blending and throughput optimization.

Exploration continues at several district targets, including Catalina, which is located less than one kilometre southeast of the Phase 7 deposit. Results continue to be encouraging and several significant new drill intersections have been identified during infill and step-out drilling this year. Further exploration work is planned to assess opportunities to extend the estimated mine life beyond what the PFS contemplates.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 19 of this news release.

On September 17, 2015, Kinross updated its 2015 full-year guidance for production, cost of sales, all-in sustaining cost, capital expenditures and overhead (general and administrative, and business development expenses). The Company does not expect the temporary production curtailment at Paracatu to affect its updated guidance forecast for the year.

The Company expects to be within its production guidance range of 2.5-2.6 million Au eq. oz., which was narrowed upward from the previous guidance range of 2.4-2.6 million Au eq. oz.

p. 7 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross expects to be within its updated all-in sustaining cost range of $975-$1,025 per Au eq. oz., which was lowered from the previous range of $1,000-$1,100, and its updated cost of sales range of $690-$730 per Au eq. oz., which was lowered from the previous range of $720-$780.

The Company expects to end the year below its updated capital expenditure guidance of $650 million, which was lowered from $725 million, and below its overhead guidance of $205 million, which excludes one-time restructuring charges.

Kinross expects to be within its original income tax guidance of $55 million based on the Company’s assumed gold price plus approximately 24% of additional profits as it relates to its income taxes on an adjusted basis. The Company’s deferred income taxes move significantly with changes in foreign exchange rates, however, these foreign exchange impacts are normalized in its adjusted net earnings.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast today, Tuesday, November 10, 2015 at 5:30 p.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2015 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2015 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Vice-President, Corporate Communications

phone: 647-788-4179

andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

p. 8 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2015	2014	2015	2014	2015	2014	2015	2014

Fort Knox	115,258	104,815	118,978	110,187	$66.2	$88.5	$556	$803
Round Mountain	58,074	44,764	54,559	45,540	37.5	35.9	687	788
Kettle River - Buckhorn	24,222	32,175	24,284	33,783	19.3	22.6	795	669
Paracatu	129,064	136,078	134,838	136,233	100.7	105.7	747	776
Maricunga	52,672	69,279	52,282	68,434	52.5	60.3	1,004	881
Americas Total	379,290	387,111	384,941	394,177	276.2	313.0	718	794

Kupol	190,366	180,838	217,031	216,225	101.7	106.6	469	493
Russia Total	190,366	180,838	217,031	216,225	101.7	106.6	469	493

Tasiast	53,440	60,438	57,163	62,727	60.4	61.0	1,057	972
Chirano (100%)	63,981	72,701	62,792	73,296	44.0	39.5	701	539
West Africa Total	117,421	133,139	119,955	136,023	104.4	100.5	870	739

Operations Total	687,077	701,088	721,927	746,425	482.3	520.1	668	697
Less Chirano non-controlling interest (10%)	(6,398)	(7,270)	(6,279)	(7,330)	(4.4)	(3.9)
Attributable Total	680,679	693,818	715,648	739,095	$477.9	$516.2	$668	$698

Nine months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2015	2014	2015	2014	2015	2014	2015	2014

Fort Knox	313,992	279,719	314,678	308,836	$190.2	$224.4	$604	$727
Round Mountain	146,784	132,093	142,899	129,308	109.9	110.1	769	851
Kettle River - Buckhorn	78,067	98,647	77,975	98,413	67.0	63.9	859	649
Paracatu	364,115	387,492	366,936	384,336	285.1	320.4	777	834
La Coipa	-	-	-	1,365	-	1.7	-	1,245
Maricunga	157,207	186,298	157,615	188,624	163.5	175.1	1,037	928
Americas Total	1,060,165	1,084,249	1,060,103	1,110,882	815.7	895.6	769	806

Kupol	567,255	567,351	569,148	571,276	271.5	287.9	477	504
Russia Total	567,255	567,351	569,148	571,276	271.5	287.9	477	504

Tasiast	165,339	197,208	163,894	194,432	170.7	195.0	1,042	1,003
Chirano (100%)	197,975	210,590	203,682	208,078	137.5	123.5	675	594
West Africa Total	363,314	407,798	367,576	402,510	308.2	318.5	838	791

Operations Total	1,990,734	2,059,398	1,996,827	2,084,668	1,395.4	1,502.0	699	720
Less Chirano non-controlling interest (10%)	(19,797)	(21,059)	(20,368)	(20,808)	(13.8)	(12.3)
Attributable Total	1,970,937	2,038,339	1,976,459	2,063,860	$1,381.6	$1,489.7	$699	$722

p. 9 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	September 30,	December 31,
	2015	2014

Assets
Current assets
Cash and cash equivalents	$1,024.8	$983.5
Restricted cash	6.6	41.3
Accounts receivable and other assets	208.0	170.4
Current income tax recoverable	88.1	115.2
Inventories	1,172.8	1,276.7
	2,500.3	2,587.1
Non-current assets
Property, plant and equipment	5,187.7	5,409.4
Goodwill	162.7	162.7
Long-term investments	85.4	111.0
Investments in associate and joint venture	157.5	156.8
Other long-term assets	407.2	417.9
Deferred tax assets	61.6	106.5
Total assets	$8,562.4	$8,951.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$358.6	$421.9
Current income tax payable	40.6	19.2
Current portion of long-term debt	249.3	60.0
Current portion of provisions	47.6	43.1
Current portion of unrealized fair value of derivative liabilities	41.0	60.2
	737.1	604.4
Non-current liabilities
Long-term debt	1,731.3	1,998.1
Provisions	800.1	780.9
Other long-term liabilities	153.7	207.2
Deferred tax liabilities	384.1	469.0
Total liabilities	3,806.3	4,059.6

Equity
Common shareholders' equity
Common share capital	$14,600.5	$14,587.7
Contributed surplus	239.1	239.0
Accumulated deficit	(10,080.2)	(9,937.6)
Accumulated other comprehensive loss	(49.6)	(46.1)
Total common shareholders' equity	4,709.8	4,843.0
Non-controlling interest	46.3	48.8
Total equity	4,756.1	4,891.8
Total liabilities and equity	$8,562.4	$8,951.4

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,146,416,421	1,144,576,474

p. 10 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except per share and share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014

Revenue
Metal sales	$809.4	$945.7	$2,346.0	$2,675.0

Cost of sales
Production cost of sales	482.3	520.1	1,395.4	1,502.0
Depreciation, depletion and amortization	239.8	233.8	662.7	645.5
Impairment charges	-	-	24.5	-
Total cost of sales	722.1	753.9	2,082.6	2,147.5
Gross profit	87.3	191.8	263.4	527.5
Other operating expense	13.5	13.2	78.8	46.2
Exploration and business development	29.9	27.8	82.4	79.5
General and administrative	44.2	38.2	127.8	127.6
Operating earnings (loss)	(0.3)	112.6	(25.6)	274.2
Other income (expense) - net	2.8	(4.9)	(5.4)	(12.2)
Equity in earnings (losses) of associate and joint venture	(1.1)	(2.3)	3.8	(4.3)
Finance income	2.1	2.5	6.3	8.3
Finance expense	(21.9)	(19.9)	(69.6)	(52.6)
Earnings (loss) before tax	(18.4)	88.0	(90.5)	213.4
Income tax expense - net	(34.7)	(92.3)	(54.6)	(140.6)
Earnings (loss) from continuing operations after tax	(53.1)	(4.3)	(145.1)	72.8
Loss from discontinued operation after tax	-	(0.8)	-	(4.9)
Net earnings (loss)	$(53.1)	$(5.1)	$(145.1)	$67.9

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$(0.4)	$-	$(2.5)	$(0.7)
Common shareholders	$(52.7)	$(4.3)	$(142.6)	$73.5
Net earnings (loss) attributable to:
Non-controlling interest	$(0.4)	$-	$(2.5)	$(0.7)
Common shareholders	$(52.7)	$(5.1)	$(142.6)	$68.6

Earnings (loss) per share from continuing operations attributable to common shareholders

Basic	$(0.05)	$-	$(0.12)	$0.06
Diluted	$(0.05)	$-	$(0.12)	$0.06
Earnings (loss) per share attributable to common shareholders

Basic	$(0.05)	$-	$(0.12)	$0.06
Diluted	$(0.05)	$-	$(0.12)	$0.06

Weighted average number of common shares outstanding (millions)
Basic	1,146.3	1,144.5	1,145.9	1,144.2
Diluted	1,146.3	1,144.5	1,145.9	1,152.9

p. 11 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings (loss) from continuing operations	$(53.1)	$(4.3)	$(145.1)	$72.8
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	239.8	233.8	662.7	645.5
Impairment of inventory	-	-	24.5	-
Equity in losses (earnings) of associate and joint venture	1.1	2.3	(3.8)	4.3
Non-hedge derivative losses - net	2.0	1.1	1.2	4.7
Share-based compensation expense	5.0	6.0	13.9	20.2
Finance expense	21.9	19.9	69.6	52.6
Deferred tax expense (recovery)	(24.9)	62.0	(42.0)	56.9
Foreign exchange losses (gains) and other	14.8	3.3	1.8	(50.4)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(3.6)	(9.7)	7.4	(73.2)
Inventories	23.2	10.6	110.4	18.9
Accounts payable and accrued liabilities	27.7	30.5	28.1	67.6
Cash flow provided from operating activities	253.9	355.5	728.7	819.9
Income taxes paid	(21.8)	(51.0)	(79.3)	(141.0)
Net cash flow of continuing operations provided from operating activities	232.1	304.5	649.4	678.9
Net cash flow of discontinued operations used in operating activities	-	(1.5)	-	(5.9)
Investing:
Additions to property, plant and equipment	(171.3)	(153.5)	(449.3)	(442.4)
Net proceeds from (additions to) long-term investments and other assets	(18.7)	3.1	(60.4)	(46.1)
Net proceeds from the sale of property, plant and equipment	0.1	0.4	2.0	1.8
Decrease in restricted cash	31.9	0.1	34.7	15.9
Interest received and other	1.0	0.8	3.1	3.3
Net cash flow of continuing operations used in investing activities	(157.0)	(149.1)	(469.9)	(467.5)
Net cash flow of discontinued operations provided from investing activities	-	-	1.0	-
Financing:
Issuance of common shares on exercise of options	-	-	-	0.1
Proceeds from issuance of debt	-	132.3	22.5	874.5
Repayment of debt	(50.0)	(162.3)	(102.5)	(941.6)
Interest paid	(24.1)	(15.8)	(47.6)	(19.1)
Settlement of derivative instruments	-	0.1	-	(2.0)
Other	(1.9)	(2.3)	(2.9)	(2.1)
Net cash flow of continuing operations used in financing activities	(76.0)	(48.0)	(130.5)	(90.2)
Net cash flow of discontinued operations used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(5.7)	(8.7)	(8.7)	(13.9)
Increase (decrease) in cash and cash equivalents	(6.6)	97.2	41.3	101.4
Cash and cash equivalents, beginning of period	1,031.4	738.7	983.5	734.5
Cash and cash equivalents, end of period	$1,024.8	$835.9	$1,024.8	$835.9

p. 12 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q3 2015	100	5,950	3,328	6,697	0.86	0.27	83%	115,258	118,978	$66.2	$556	$37.4	$36.8
		Q2 2015	100	6,543	3,345	8,255	0.87	0.28	84%	116,061	113,697	68.9	606	26.7	37.2
		Q1 2015	100	5,814	3,366	3,554	0.64	0.29	82%	82,673	82,003	55.1	672	41.4	24.6
		Q4 2014	100	5,453	3,261	8,782	0.86	0.30	84%	99,734	99,636	66.6	668	19.2	27.0
		Q3 2014	100	2,537	3,491	7,638	0.62	0.30	86%	104,815	110,187	88.5	803	11.1	31.8
	Round Mountain(8)	Q3 2015	50	6,962	924	4,546	0.91	0.47	81%	58,074	54,559	$37.5	$687	$12.3	$12.9
		Q2 2015	50	5,286	748	4,372	1.08	0.40	75%	48,448	47,893	36.4	760	10.8	12.0
		Q1 2015	50	7,494	146	6,726	0.65	0.40	67%	40,262	40,447	36.0	890	11.2	9.0
		Q4 2014	50	6,946	-	6,418	nm	0.38	nm	37,746	37,133	32.2	867	16.7	10.0
		Q3 2014	50	6,265	1,010	5,956	0.91	0.35	61%	44,764	45,540	35.9	788	13.0	5.6
	Kettle River- Buckhorn	Q3 2015	100	97	106	-	6.93	-	92%	24,222	24,284	$19.3	$795	$-	$2.6
		Q2 2015	100	95	130	-	8.58	-	93%	29,580	29,524	23.4	793	-	3.3
		Q1 2015	100	93	111	-	6.02	-	91%	24,265	24,167	24.3	1,006	0.6	4.1
		Q4 2014	100	91	104	-	7.46	-	93%	24,735	24,849	19.7	793	1.5	10.8
		Q3 2014	100	81	93	-	9.78	-	95%	32,175	33,783	22.6	669	2.7	14.1
	Paracatu	Q3 2015	100	13,969	12,322	-	0.43	-	76%	129,064	134,838	$100.7	$747	$36.9	$38.4
		Q2 2015	100	11,435	11,392	-	0.41	-	72%	110,366	107,169	90.5	844	29.4	36.4
		Q1 2015	100	11,616	11,825	-	0.43	-	77%	124,685	124,929	93.9	752	16.3	37.8
		Q4 2014	100	11,271	11,548	-	0.45	-	79%	133,534	127,991	97.8	764	49.7	38.8
		Q3 2014	100	12,898	12,635	-	0.44	-	77%	136,078	136,233	105.7	776	31.6	41.1
	Maricunga (8)	Q3 2015	100	3,476	-	3,822	-	0.74	nm	52,672	52,282	$52.5	$1,004	$5.2	$7.3
		Q2 2015	100	2,220	-	1,957	-	0.81	nm	47,713	50,957	55.0	1,079	7.1	6.4
		Q1 2015	100	2,695	-	2,912	-	0.69	nm	56,822	54,376	56.0	1,030	7.5	5.4
		Q4 2014	100	4,227	-	4,192	-	0.70	nm	60,918	58,845	60.8	1,033	2.7	13.4
		Q3 2014	100	4,328	-	4,174	-	0.77	nm	69,279	68,434	60.3	881	6.2	6.7
Russia	Kupol (3)(4)(6)	Q3 2015	100	468	410	-	13.65	-	96%	190,366	217,031	$101.7	$469	$21.4	$77.3
		Q2 2015	100	516	423	-	13.43	-	95%	191,160	159,950	78.3	490	10.0	56.3
		Q1 2015	100	464	418	-	13.20	-	95%	185,729	192,167	91.5	476	15.5	63.9
		Q4 2014	100	437	420	-	13.19	-	95%	183,750	179,722	92.6	515	12.7	64.6
		Q3 2014	100	428	417	-	13.28	-	95%	180,838	216,225	106.6	493	23.4	75.0
West Africa	Tasiast	Q3 2015	100	1,259	618	364	2.21	0.48	92%	53,440	57,163	$60.4	$1,057	$44.1	$19.5
		Q2 2015	100	1,609	605	521	2.21	0.56	92%	57,890	54,941	58.4	1,063	31.1	18.7
		Q1 2015	100	1,009	630	66	2.00	0.97	89%	54,009	51,790	51.9	1,002	36.4	16.2
		Q4 2014	100	1,226	619	1,139	2.18	0.75	93%	63,277	58,236	57.2	982	59.4	19.7
		Q3 2014	100	3,445	615	2,303	2.27	0.70	93%	60,438	62,727	61.0	972	44.5	15.9
	Chirano - 100%	Q3 2015	90	873	917	-	2.36	-	91%	63,981	62,792	$44.0	$701	$6.7	$42.7
		Q2 2015	90	875	823	-	2.73	-	92%	66,311	69,017	47.6	690	4.9	44.6
		Q1 2015	90	739	899	-	2.62	-	89%	67,683	71,873	45.9	639	7.3	43.6
		Q4 2014	90	866	883	-	2.96	-	91%	75,952	72,318	42.3	585	10.5	42.7
		Q3 2014	90	787	829	-	2.95	-	93%	72,701	73,296	39.5	539	12.0	41.0
	Chirano - 90%	Q3 2015	90	873	917	-	2.36	-	91%	57,583	56,513	$39.6	$701	$6.0	$38.4
		Q2 2015	90	875	823	-	2.73	-	92%	59,680	62,115	42.8	690	4.4	40.1
		Q1 2015	90	739	899	-	2.62	-	89%	60,915	64,686	41.3	639	6.6	39.2
		Q4 2014	90	866	883	-	2.96	-	91%	68,357	65,086	38.0	585	9.5	38.4
		Q3 2014	90	787	829	-	2.95	-	93%	65,431	65,966	35.6	539	10.8	36.9

(1)	Ore processed is to 100%, production and costs are to Kinross' account.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q3 (2015) 100.55g/t, 88%; Q2 (2015) 106.19g/t, 86.8%; Q1 (2015) 95.64 g/t, 85%; Q4 (2014) 92.78 g/t, 85%; Q3 (2014) 83.94 g/t, 88%.
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2015: 75.40:1; Q2 2015: 72.75:1; Q1 2015: 72.91:1; Q4 2014: 72.73:1; Q3 2014: 64.89:1.
(6)	Dvoinoye ore processed and grade were as follows: Q3 (2015) 111,806 tonnes, 24.52 g/t; Q2 (2015) 104,465 tonnes, 26.43 g/t; Q1 (2015) 93,000 tonnes, 27.40 g/t; Q4 (2014) 90,083 tonnes, 26.14 g/t; Q3 (2014) 100,948 tonnes, 25.94 g/t.
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	"nm" means not meaningful

p. 13 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Adjusted Earnings
(in millions, except share and per share amounts)	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$(52.7)	$(4.3)	$(142.6)	$73.5

Adjusting items:
Foreign exchange losses	5.2	10.6	12.7	20.2
Non-hedge derivatives losses - net of tax	2.2	0.8	4.1	4.0
Losses (gains) on sale of other assets - net of tax	4.4	(5.7)	5.2	(5.9)
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	3.9	50.1	24.4	26.2
Impairment charges - net of tax	4.9	0.6	30.9	0.6
Change in deferred income taxes due to tax reforms enacted in Chile	-	35.8	-	35.8
Taxes in respect of prior years	1.6	(17.8)	21.3	(17.3)
Chile weather event related costs - net of tax	3.0	-	18.2	-
Insurance recoveries - net of tax	(8.3)	-	(8.3)	-
Restructuring - net of tax	11.9	-	11.9	-
	28.8	74.4	120.4	63.6
Adjusted net earnings (loss) from continuing operations attributable to common shareholders	$(23.9)	$70.1	$(22.2)	$137.1
Weighted average number of common shares outstanding - Basic	1,146.3	1,144.5	1,145.9	1,144.2
Adjusted net earnings (loss) from continuing operations per share	$(0.02)	$0.06	$(0.02)	$0.12

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

p. 14 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Adjusted Operating Cash Flow
(in millions, except share and per share amounts)	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Net cash flow of continuing operations provided from operating activities - as reported	$232.1	$304.5	$649.4	$678.9

Adjusting items:
Working capital changes:
Accounts receivable and other assets	3.6	9.7	(7.4)	73.2
Inventories	(23.2)	(10.6)	(110.4)	(18.9)
Accounts payable and other liabilities, including taxes	(5.9)	20.5	51.2	73.4
	(25.5)	19.6	(66.6)	127.7
Adjusted operating cash flow from continuing operations	$206.6	$324.1	$582.8	$806.6
Weighted average number of common shares outstanding - Basic	1,146.3	1,144.5	1,145.9	1,144.2
Adjusted operating cash flow from continuing operations per share	$0.18	$0.28	$0.51	$0.70

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
	Three months ended		Nine months ended
(in millions, except ounces and production cost of sales per equivalent ounce)	September 30,		September 30,
	2015	2014	2015	2014

Production cost of sales - as reported	$482.3	$520.1	$1,395.4	$1,502.0
Less: portion attributable to Chirano non-controlling interest	(4.4)	(3.9)	(13.8)	(12.3)
Attributable production cost of sales	$477.9	$516.2	$1,381.6	$1,489.7

Gold equivalent ounces sold	721,927	746,425	1,996,827	2,084,668
Less: portion attributable to Chirano non-controlling interest	(6,279)	(7,330)	(20,368)	(20,808)
Attributable gold equivalent ounces sold	715,648	739,095	1,976,459	2,063,860
Consolidated production cost of sales per equivalent ounce sold	$668	$697	$699	$720
Attributable production cost of sales per equivalent ounce sold	$668	$698	$699	$722

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

p. 15 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Production cost of sales - as reported	$482.3	$520.1	$1,395.4	$1,502.0
Less: portion attributable to Chirano non-controlling interest	(4.4)	(3.9)	(13.8)	(12.3)
Less: attributable silver revenues	(22.0)	(22.2)	(62.4)	(73.9)
Attributable production cost of sales net of silver by-product revenue	$455.9	$494.0	$1,319.2	$1,415.8

Gold ounces sold	701,975	728,449	1,942,770	2,026,941
Less: portion attributable to Chirano non-controlling interest	(6,260)	(7,309)	(20,311)	(20,754)
Attributable gold ounces sold	695,715	721,140	1,922,459	2,006,187
Attributable production cost of sales per ounce sold on a by-product basis	$655	$685	$686	$706

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 16 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Production cost of sales - as reported	$482.3	$520.1	$1,395.4	$1,502.0
Less: portion attributable to Chirano non-controlling interest(1)	(4.4)	(3.9)	(13.8)	(12.3)
Less: attributable(2) silver revenues(3)	(22.0)	(22.2)	(62.4)	(73.9)
Attributable(2) production cost of sales net of silver by-product revenue	$455.9	$494.0	$1,319.2	$1,415.8
Adjusting items on an attributable(2) basis:
General and administrative(4)	38.1	38.2	121.7	127.6
Other operating expense - sustaining(5)	4.8	5.2	19.0	20.8
Reclamation and remediation - sustaining(6)	15.3	16.3	44.5	46.6
Exploration and business development - sustaining(7)	14.7	15.7	44.4	42.6
Additions to property, plant and equipment - sustaining(8)	122.4	87.3	306.5	259.9
All-in Sustaining Cost on a by-product basis - attributable(2)	$651.2	$656.7	$1,855.3	$1,913.3
Other operating expense - non-sustaining(5)	(1.7)	4.6	17.6	24.8
Exploration - non-sustaining(7)	15.0	10.9	36.9	35.9
Additions to property, plant and equipment - non-sustaining(8)	29.5	36.3	98.0	119.2
All-in Cost on a by-product basis - attributable(2)	$694.0	$708.5	$2,007.8	$2,093.2
Gold ounces sold	701,975	728,449	1,942,770	2,026,941
Less: portion attributable to Chirano non-controlling interest(9)	(6,260)	(7,309)	(20,311)	(20,754)
Attributable(2) gold ounces sold	695,715	721,140	1,922,459	2,006,187
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$936	$911	$965	$954
Attributable(2) all-in cost per ounce sold on a by-product basis	$998	$982	$1,044	$1,043

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Production cost of sales - as reported	$482.3	$520.1	$1,395.4	$1,502.0
Less: portion attributable to Chirano non-controlling interest(1)	(4.4)	(3.9)	(13.8)	(12.3)
Attributable(2) production cost of sales	$477.9	$516.2	$1,381.6	$1,489.7
Adjusting items on an attributable(2) basis:
General and administrative(4)	38.1	38.2	121.7	127.6
Other operating expense - sustaining(5)	4.8	5.2	19.0	20.8
Reclamation and remediation - sustaining(6)	15.3	16.3	44.5	46.6
Exploration and business development - sustaining(7)	14.7	15.7	44.4	42.6
Additions to property, plant and equipment - sustaining(8)	122.4	87.3	306.5	259.9
All-in Sustaining Cost - attributable(2)	$673.2	$678.9	$1,917.7	$1,987.2
Other operating expense - non-sustaining(5)	(1.7)	4.6	17.6	24.8
Exploration - non-sustaining(7)	15.0	10.9	36.9	35.9
Additions to property, plant and equipment - non-sustaining(8)	29.5	36.3	98.0	119.2
All-in Cost - attributable(2)	$716.0	$730.7	$2,070.2	$2,167.1
Gold equivalent ounces sold	721,927	746,425	1,996,827	2,084,668
Less: portion attributable to Chirano non-controlling interest(9)	(6,279)	(7,330)	(20,368)	(20,808)
Attributable(2) gold equivalent ounces sold	715,648	739,095	1,976,459	2,063,860
Attributable(2) all-in sustaining cost per equivalent ounce sold	$941	$919	$970	$963
Attributable(2) all-in cost per equivalent ounce sold	$1,000	$989	$1,047	$1,050

p. 17 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(1) "Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(2) “Attributable” includes Kinross' share of Chirano (90%) production.
(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(4) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain restructuring costs. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows) net of proceeds from the disposal of certain property, plant and equipment, less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and nine months ended September 30, 2015 relate to projects at Tasiast, Chirano and La Coipa.
(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

p. 18 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings “Outlook”, “Tasiast expansion update”, “CEO Commentary” and “Balance sheet strength”, and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “alternative”, “anticipate”, “assumption”, “believe”, “budget”, “concept”, “contemplate”, “consideration”, “contingent”, “encouraging”, “estimates”, ‘‘expects’’, “explore”, “feasibility”, “forecasts”, “focus”, “FS”, “guidance”, “indicate”, “intent”, “initiative”, “measures”, “on track”, “options”, “optimize”, “outlook”, “opportunity”, “PFS”, “phased,” “plan”, “possible”, “potential”, “pre-feasibility”, “priority”, “projection”, “promising”, “prospect”, “strategy”, “study”, “target” or “tracking”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following announced and/or implemented workforce reductions at Tasiast), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu;(3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, potential power rationing in Brazil and potential amendments to the Brazilian Mining Code, the Chilean Water Code and/or other water use restrictions and regulatory actions in Chile, the Minerals and Mining Act (2006) and dam safety regulation in Ghana, the Customs Code and the Mining Code, (including but not limited amendments to the VAT regime pursuant to the 2015 Budget Law) in Mauritania, and the Tax Code in Russia (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, maintaining partial project financing for Dvoinoye and Kupol being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of investment in and development of FDN and its sale, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2014 and subsequent quarterly Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 19 Kinross reports 2015 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in US dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce8.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $11 impact on Russian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $1 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration activities contained in this news release has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

8 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 20 Kinross reports 2015 third-quarter results	www.kinross.com